Exhibit 99.1

“Corporation which has not adhered to the optional system for the mandatory acquisition of shares in a public offering”

City of Buenos Aires, November 19, 2012.

To the

Comisión Nacional de Valores (National Securities Commission)

Ref.: Grupo Financiero Galicia S.A.—Notice of payment

corresponding to Class II (Series III) Negotiable Obligations.

We hereby inform you that on November 27, 2012 Grupo Financiero Galicia S.A. intends to make the fifth payment in respect of its Class II (Series III) Negotiable Obligations issued under its Global Program for the issuance of short-, mid- and/or long term negotiable obligations for a maximum outstanding face value of up to US$60,000,000, or the equivalent thereof in other currencies, under the following terms and conditions:

Domicile of Payment: One Wall Street, New York, NY 10286, United States of America.

Paying Agent: The Bank of New York Mellon.

Payment Date: November 27, 2012.

Item: Payment of interest corresponding to the period starting on May 28, 2012 and ending on November 24, 2012.

Applicable Interest Rate: Negotiable Obligations Class II, Series III accrue interest at a rate of 9%.

Amount of Interest: The applicable interest rate for the period described above is 4.43835616% and the amount of interest payable is Ps. 1,191,996.40.

ISIN N°: XS0511059312.

Common Code: N° 51105931.

Capitalized terms used herein but not otherwise defined herein shall have the meanings ascribed thereto in that certain Pricing Supplement, dated as of May 7, 2010.

Yours faithfully,

Grupo Financiero Galicia S.A.

Pedro A. Richards

Attorney in fact

Grupo Financiero Galicia S.A./Tte. Gral. Perón 456, 2° piso (C1038AAJ) Buenos Aires – Argentina, Tel. 4343-7528/4343-9475,

Fax 4331-9183 www.gfgsa.com